INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

December 18, 2009

Anne Nguyen Parker

Branch Chief

U.S. Securities & Exchange Commission

100 F. St., N.E.

Washington, D.C. 20549

Re:

Silver Falcon Mining, Inc./Form 10 Registration Statement

File No. 0-53765

Comment letter dated December 9, 2009

Dear Ms. Parker:

On behalf of Silver Falcon Mining, Inc. (the “Company”), I am writing to respond to your letter dated December 9, 2009 commenting on the Company’s Form Q for the period ending September 30, 2009.  Simultaneous with the filing of this letter, the Company is filing an amended Form 10-Q/A which makes certain changes as described herein.

Form 10-Q

Item 4.   Controls and Procedures

l.

We note your statement that controls and procedures were inadequate due to a lack of financial resources.  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.   Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.   In addition, please disclose the specific steps that the company has taken, if any, to remediate the inadequacy.

At this time, Mr. Quilliam serves as both chief executive officer and chief financial officer, and is responsible for, among other things, the negotiation and execution of all contracts, incurrence of trade credit, hiring and supervising employees and consultants, bank deposits, accounting entries and payment of bills.  In other words, all information that the Company is required to include in reports that it files under the Securities Exchange Act of 1934 is handled personally by Mr. Quilliam, such that he is not dependent on third parties to accumulate and communicate that information to him.  Therefore, Mr. Quilliam has concluded that the Company has adequate disclosure controls and procedures, as such term is defined in Rule 13a-15 under the Securities Exchange Act of 1934.  Accordingly, the Company has changed its disclosure in Item 4 to reflect Mr. Quilliam's current assessment. Below is the revised section from the Form 10-Q/A that is being filed simultaneously.

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

LETTER TO MS. ANNE NGUYEN PARKER

DECEMBER 2, 2009

Evaluation of Disclosure Controls and Procedures

Pierre Quilliam, who is both our chief executive officer and our chief financial officer, is responsible for establishing and maintaining our disclosure controls and procedures.  Disclosure controls and procedures means controls and other procedures that are designed to ensure that information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that information required to be disclosed by us in those reports is accumulated and communicated to our management, including our principal executive and principal financial officers (i.e., Mr. Quilliam), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Our chief executive officer and chief financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of September 30, 2009.  Based on that evaluation, our chief executive officer and chief financial officer has concluded that, as of the evaluation date, such controls and procedures were adequate.

Finally, enclosed please find a redlined version of the Form 10-Q/A which shows changes made to the version originally filed, and a letter from the Company acknowledging the matters set forth in the last page of your letter.  Please feel free to contact me in the event you have any further questions regarding the Company’s securities filings.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Encl.

Cc:

Pierre Quilliam

Alan Breitkreuz

William Uniack

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

LETTER TO MS. ANNE NGUYEN PARKER

DECEMBER 2, 2009

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated December 18, 2009, by Robert J. Mottern, counsel for the Silver Falcon Mining, Inc., and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Financial Officer